                                                                    NEWS RELEASE
--------------------------------------------------------------------------------
                       Second Quarter Results Reported By
                            Fantom Technologies Inc.
                             ~Also Declare Dividend


TORONTO, January 21, 2000 - Second quarter results were announced today by Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF). For the three months ended December 31, 1999 net income was $3.5 million or $0.39 per share (based on 9,098,008 shares outstanding) compared with $3.6 million or $0.40 per share (based on 9,003,108 shares outstanding) for the year-earlier period. Sales were $60.9 million compared with $60.0 million for the year-earlier period.

For the six months ended December 31, 1999 net income was $6.9 million or $0.76 per share (based on 9,072,063 shares outstanding) compared with $6.9 million or $0.76 per share (based on 8,991,763 shares outstanding) for the year-earlier period. Sales were $118.0 million compared with $115.1 million for the year-earlier period.

Commenting on the Company's results, Fantom Technologies' President & CEO Allan Millman said, "While the market for `bagless' vacuum cleaners has become increasingly competitive, we believe our new product development efforts are positioning us well for significant growth. Over the summer 2000 timeframe, we plan to introduce our first household water-treatment appliance - a counter-top microbiological water purifier - followed by a major new floor-care product." Mr. Millman went on to say that he was pleased with a recent test of FANTOM(R) vacuums at Wal-Mart Stores, Inc. in the United States, and was optimistic about the potential for future sales with this key retailer.

Fantom Technologies also announced today that its Board of Directors declared a quarterly cash dividend of 5 cents per share payable on March 31, 2000 to shareholders of record at the close of business on February 29, 2000.

The Company further announced the appointments of James D. Meekison and Joseph
H. Wright III as Directors, bringing the number of Board members to eight. Mr. Meekison is Chairman of Trimin Enterprises Inc., and Trimin Capital Corp., publicly traded management companies, and Tritech Precision Inc. and Haley Industries Limited, publicly traded manufacturing companies. He is a past and current member of several Boards and brings extensive experience and expertise in the financial and manufacturing sectors. Mr. Wright III is currently Managing Partner of Crosbie & Company Inc., a specialty investment-banking firm. He has over 30 years of in-depth experience managing and transacting in investment and corporate banking in Canada, the United States and Switzerland, and has served on numerous Boards.

About Fantom Technologies

Fantom Technologies Inc. of Ontario, Canada is a growth-oriented, household-appliance company, seeking the best ideas in technology that will make daily living better for consumers. Over the past five years, Fantom has changed the face of the vacuum cleaner industry in North America with its line of dual-cyclonic vacuums. The Company is developing several new products based on proprietary technology and has aggressive plans to expand the markets and geographic territories in which it competes. Since May 1998, sixty-three utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc.

For more information about Fantom Technologies, visit the Company's web site at www.fantom.com.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "believe", "plan", and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                               Consolidated Statements of Income
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ----------------------------------------- -----------------------------------------
                                                          Six Months Ended                         Three Months Ended
--------------------------------------------- --------------------- ------------------- --------------------- -------------------
                December 31                           1999                 1998                 1999                 1998
--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Sales                                                 $117,964,689        $115,119,510           $60,920,152         $60,005,350
--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Cost of Goods Sold                                     $74,155,615         $73,165,695           $38,391,416         $36,997,491

--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Gross Margin                                           $43,809,074         $41,953,815           $22,528,736         $23,007,859
--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Selling, General & Administrative                      $32,055,471         $30,287,407           $16,900,116         $16,693,394
--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Research and Development Expense                          $936,303            $997,560              $151,929            $660,741
--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Finance Charges                                         ($152,111)           ($65,331)             ($87,190)             $34,601
--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Income Before Taxes                                    $10,969,411         $10,734,179            $5,563,881          $5,619,123
--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Tax Provisions                                          $4,059,206          $3,866,000            $2,059,206          $2,024,000

--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Net Income                                              $6,910,205          $6,868,179            $3,504,675          $3,595,123

--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Earnings Per Share (Basic)                                   $0.76               $0.76                 $0.39               $0.40
--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Average # of Shares Outstanding                          9,072,063           8,991,763             9,098,008           9,003,108
--------------------------------------------- --------------------- ------------------- --------------------- -------------------
Earnings Per Share (Fully-Diluted)                           $0.73               $0.73                 $0.37               $0.38
--------------------------------------------- --------------------- ------------------- --------------------- -------------------

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)


------------------------------------------------------------------------------------------------------------------------------
                                                 Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------
                                December 31                                             1999                     1998
----------------------------------------------------------------------------- -------------------------- ---------------------
Cash                                                                                         $7,198,478                $1,317
----------------------------------------------------------------------------- -------------------------- ---------------------
Other Current Assets                                                                        $64,425,413           $57,594,223
----------------------------------------------------------------------------- -------------------------- ---------------------
Deferred Development Costs, Net of Amortization                                              $2,549,941            $1,558,028
----------------------------------------------------------------------------- -------------------------- ---------------------
Property, Plant & Equipment at Cost                                                         $41,954,289           $30,518,893
----------------------------------------------------------------------------- -------------------------- ---------------------
Less Accumulated Depreciation                                                              ($9,271,601)          ($6,082,677)
----------------------------------------------------------------------------- -------------------------- ---------------------
Net Fixed Assets                                                                            $32,682,688           $24,436,216
----------------------------------------------------------------------------- -------------------------- ---------------------
Total Assets                                                                               $106,856,520           $83,589,784
----------------------------------------------------------------------------- -------------------------- ---------------------
Bank Indebtedness                                                                                    $0                    $0
----------------------------------------------------------------------------- -------------------------- ---------------------
Other Current Liabilities                                                                   $37,682,025           $27,266,749
----------------------------------------------------------------------------- -------------------------- ---------------------
Capital Lease Obligations, Less Current Portions                                                     $0                    $0
----------------------------------------------------------------------------- -------------------------- ---------------------
Deferred Income Taxes                                                                        $3,072,297            $3,174,314
----------------------------------------------------------------------------- -------------------------- ---------------------
Deferred Currency-Hedging Exchange Gains                                                       $357,171              $968,059
----------------------------------------------------------------------------- -------------------------- ---------------------
Share Capital                                                                               $28,623,307           $27,837,037
----------------------------------------------------------------------------- -------------------------- ---------------------
Retained Earnings                                                                           $37,121,720           $24,343,625
----------------------------------------------------------------------------- -------------------------- ---------------------
Total Liabilities & Shareholders' Equity                                                   $106,856,520           $83,589,784
----------------------------------------------------------------------------- -------------------------- ---------------------


                                                                  -30-


For more information, please contact:

Allan Millman                          Steve Doorey
President & CEO                        Vice President, CFO
416-622-9740 Ext. 232                  905-734-7476 Ext. 281